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                               June 21, 2024

       Jeffrey Holman
       Chief Executive Officer
       Healthy Choice Wellness Corp.
       3800 North 28th Way
       Hollywood, FL 33020

                                                        Re: Healthy Choice
Wellness Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed May 24, 2024
                                                            File No. 333-275209

       Dear Jeffrey Holman:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 11, 2024 letter.

       Amendment No. 3 to Registration Statement on Form S-1

       Questions and Answers About the Spin-Off, page 2

   1. Please revise to include relevant Q&As explaining the mechanics and interaction between the spin-off and the
Offering, including what will happen if the offering does not meet listing standards or
does not price at a value that will support listing, and what you will do if you are unable to
complete the offering and how you will unwind the distribution.
       Listing and Trading of the Class A common stock, page 62

   2. Please revise your disclosure in this section to remove the statement that HCWC meets certain NYSE American
listing standards, and clarify that these are the standards HCWC will have to meet to
successfully list on this exchange.
 Jeffrey Holman
FirstName   LastNameJeffrey Holman
Healthy Choice  Wellness Corp.
Comapany
June        NameHealthy Choice Wellness Corp.
      21, 2024
June 21,
Page  2 2024 Page 2
FirstName LastName
General

3. We note your revisions in response to our prior comment 8. However, we note that in multiple places throughout, including on the prospectus cover page, you do not clearly state that the NYSE American exchange listing relates to your public offering and not the distribution. In each place that you discuss conditions to completion of the spin-off, please make clear that the NYSE American exchange listing relates only to your public offering, and the spin-off will not occur if you do not successfully list on the NYSE American exchange in connection with the offering.
       Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services